

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2010

Mr. Philip J. Rauch
Chief Financial Officer
NewMarket Technology, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

>   **Re: NewMarket Technology, Inc.**
>   **Definitive Information Statement on Schedule 14C**
>   **Filed November 4, 2010**
>   **File No. 000-27917**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note you recently amended your Articles of Incorporation in June 2010 to increase the authorized common shares of NewMarket Technology, Inc. from three hundred million (300,000,000) to two billion (2,000,000,000). In your DEF 14C filed on June 4, 2010, we note disclosure that you had 299,920,866 shares of common stock issued and outstanding as of June 1, 2010. Yet in your DEF 14C filed on November 4, 2010, you disclose that as of September 30, 2010 you had 831,219,804 shares of common stock issued and outstanding. Please revise to explain in detail within the Information Statement the substantial increase in the amount of issued and outstanding shares of common stock since June 1, 2010.

2. We note disclosure on page three of the Definitive Information Statement filed on November 4, 2010 that you believe the recent share price of your common stock has had a negative effect on the marketability of the existing shares and impairs the potential ability of the company to raise capital by issuing new shares due to the low price. In addition, we note disclosure on page five that you believe the reverse split will be advantageous "to us and to all shareholders, because it may provide the opportunity for

higher share prices based upon fewer shares." Given the recent time period since you increased the amount of authorized common stock and the subsequent issuance of hundreds of millions of common shares, please explain in detail why you believe a reverse stock split of the issued and outstanding common stock on a one (1) for two-hundred (200) basis is beneficial to your shareholders at this time. Please include discussion related to the drastic decrease in the price per share of your common stock since June 2010.

3. Revise to specifically discuss any plans to apply for your common stock to be listed on NASDAQ. Discuss why you believe the company would not meet current NASDAQ listing requirements. Also discuss the "NASDAQ structural requirements" and clarify why you believe, even with the proposed reverse stock split, the company would not meet "NASDAQ criteria."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mike Litman, Esq.
        Via Facsimile: (303) 431-1567